UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/AUnder the Securities Exchange Act of 1934

(Amendment No. 2)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

June 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 20

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

229,337,631 *

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

229,337,631 *

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)   [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

PN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 3 of  20

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

OO-LLC

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 4 of 20

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

CO

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 5 of 20

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 6 of  20

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 7 of 20

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 8 of  20

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 9 of 20

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 10 of 20

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 11 of 20

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 12 of 20

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

229,337,631 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

229,337,631 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,337,631 *

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES (See Instructions)  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of June 8, 2012), and the exercise of all warrants for Common Stock.  See Item 5.

STATEMENT ON SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2011, as amended by Amendment No. 1 filed on December 9, 2011 (as amended, restated and/or supplemented, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 13D.  This Amendment is being filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall only refer to information that has materially changed since the filing of the Amendment No. 1 to Schedule 13D on December 9, 2011.

ITEM 2.

IDENTITY AND BACKGROUND

The fifth paragraph of subparagraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with other stockholders of the Issuer owning Series E Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E Preferred Stock”), the Series E-1 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-2 Preferred Stock”) and that are parties to the Series E Stockholders Agreement (as defined herein) (the “Non-Reporting Persons”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 895,120,849 which represents approximately 89.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012, filed on May 21, 2012, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of June 8, 2012.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person, as the case may be.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed because of equity owned by Oak Investment Partners XII as follows.  Oak Investment Partners XII owns warrants exercisable in the aggregate into 57,142,857 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 25,714,286 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 17,142,858 shares of Common Stock of the Issuer, shares of Series C Convertible Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”) convertible in the aggregate into 21,990,000 shares of Common Stock, shares of Series E Preferred Stock convertible in in the aggregate into 63,442,190 shares of Common Stock and shares of Series E-2 Preferred Stock convertible in the aggregate into 43,905,440 shares of Common Stock, all assuming conversion as of June 8, 2012.  Details of the terms of the transactions and securities are discussed in more detail in the following paragraphs.

The remainder of Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Purchase of Additional Series E-2 Units

On June 8, 2012, Oak Investment Partners XII entered into a Letter Agreement with the Issuer (the “Letter Agreement”) in connection with a private placement of securities by the Issuer.  Pursuant to the Letter Agreement, certain of the conditions to the obligations to consummate the Additional Purchase set forth in the Series E-2 Purchase Agreement were waived by the required parties.  Pursuant to the Series E-2 Purchase Agreement and the Letter Agreement, at the closing of the private placement (the “Final Closing”), which occurred on June 8, 2012 (the date upon which the Final Closing occurred being referred to herein as the “Final Closing Date”), Oak Investment Partners XII purchased 12 Series E-2 Units of the Issuer at a per unit price of $100,000, for an aggregate purchase price of $1,200,000.  Each Series E-2 Unit was comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, with an initial exercise price of $0.07 per share (the “June Common Stock Warrants”), and (b) 100 shares of Series E-2 Preferred Stock.  Therefore, Oak Investment Partners XII acquired an aggregate of 1,200 shares of Series E-2 Preferred Stock, initially convertible into 17,142,858 shares of Common Stock, assuming conversion as of June 8, 2012, and June Common Stock Warrants to purchase 17,142,858 shares of Common Stock.  The purchase price paid by Oak Investment Partners XII was furnished from the investment capital of Oak Investment Partners XII contributed by its investors. No part of the purchase price was borrowed by Oak Investment Partners XII for the purpose of acquiring such securities.

The terms of the Series E-2 Preferred Stock and the June Common Stock Warrants are described in more detail in Item 4.

This Item 3 (and the other Items of this Schedule 13D) does not provide a complete description of the transactions and securities included herein and each such description is qualified in its entirety by reference to the Letter Agreement, listed as Exhibit 99.14 hereto, the Series E-2 Purchase Agreement, listed as Exhibit 99.2 hereto, and the Form of Common Stock Warrant, listed as Exhibit 99.5 hereto.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The purpose of the acquisition of the Series E-2 Preferred Stock and the June Common Stock Warrants on June 8, 2012 is for investment.  Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Series E Preferred Stock, Series E-2 Preferred Stock, Series C Preferred Stock, the Common Stock Warrants, the December Common Stock Warrants, the June Common Stock Warrants or other securities of the Issuer (including Common Stock issued upon conversion or exercise thereof), consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of their Series E-2 Preferred Stock, Series E Preferred Stock, Series C Preferred Stock, Common Stock Warrants, December Common Stock Warrants, or June Common Stock Warrants or Common Stock issuable upon conversion or exercise thereof, or other securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Pursuant to the Series E-2 Purchase Agreement and the Letter Agreement (in which certain of the conditions to the obligations to consummate the Additional Purchase set forth in the Series E-2 Purchas Agreement were waived by the required parties), the Issuer sold, and Oak Investment Partners XII purchased, the number of shares of Series E-2 Preferred Stock and the June Common Stock Warrants all

as described in Item 3 above and pursuant to which the Issuer granted certain rights to Oak Investment Partners XII.  The Series E-2 Preferred Stock purchased by Oak Investment Partners XII on the Final Closing Date have the same terms as the Series E-2 Preferred Stock purchased by Oak Investment Partners XII on the Closing Date of December 5, 2011.

Descriptions of such rights, and of rights under the Series E-2 Purchase Agreement and the Letter Agreement contained herein are qualified in their entirety by reference to the Series E-2 Purchase Agreement listed as Exhibit 99.2 hereto and the Letter Agreement listed as Exhibit 99.14 hereto.

June Common Stock Warrants

Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which they are exercisable, the terms of the June Common Stock Warrants are substantially the same as those of the December Common Stock Warrants.  Accordingly, the June Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise such June Common Stock Warrant through cashless “net exercise election,” and (b) providing that, for a period of 18 months following the date of the Series E-2 Purchase Agreement, if the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the June Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances).  The June Common Stock Warrants are exercisable until June 8, 2017.  The terms of the June Common Stock Warrant are set forth in the Form of Common Stock Warrant listed as Exhibit 99.5  hereto.

Amendment of Series E Stockholders Agreement

On May 16, 2012, the Issuer, Oak Investment Partners XII and the other parties thereto entered into an Amendment No. 1 to Series E Stockholders’ Agreement (the “Stockholders' Agreement Amendment”). The Stockholders' Agreement Amendment amends the Series E Stockholders' Agreement.

The Stockholders' Agreement Amendment was entered into by the parties thereto in connection with the appointment of Thomas Thees to the Board of Directors (the “Board”) of the Issuer. Pursuant to the Stockholders' Agreement Amendment, each stockholder party to the Series E Stockholders' Agreement is required to vote, or cause to be voted, all voting shares owned by such stockholder (or over which such stockholder has voting control), from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at no more than ten directors (rather than seven as formerly provided under the Series E Stockholders' Agreement).

Additionally, certain provisions of the Series E Stockholders’ Agreement relating to the appointment of the members of the Board were amended by the Stockholders Agreement Amendment such that: (a) for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series E Preferred Stock or the Series E-2 Preferred Stock acquired by it pursuant to the Transactions (as defined under the Series E Stockholders' Agreement), or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Series E Stockholders' Agreement is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, two people designated by Oak Investment Partners XII (rather than one as formerly provided under the Series E Stockholders' Agreement), and (b) for so long as DBIC and/or Mida continue to own, in the aggregate, at least 25% of the shares of Series E-2 Preferred acquired by them pursuant to the Series E-2 Transaction (as defined in the Series E Stockholders' Agreement), or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Series E Stockholders' Agreement is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, three people designated by DBIC and Mida (rather than two as formerly provided under the Series E Stockholders' Agreement).

The foregoing summary of the Series E-2 Purchase Agreement, the Letter Agreement, the June Common Stock Warrant, the Stockholders’ Agreement Amendment and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Series E-2 Purchase Agreement, the Letter Agreement, the Form of Common Stock Warrant, the Stockholders’ Agreement Amendment, listed as Exhibits 99.2, 99.14, 99.5 and 99.15 hereto, respectively, and incorporated herein by reference.

Additional Disclosure

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)  As of the close of business on June 8, 2012, Oak Investment Partners XII beneficially owns 229,337,631 shares of Common Stock, which represents 68.7%of the outstanding Common Stock.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012, plus 43,905,440 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock, 63,442,190 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock, 21,990,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants, all assuming conversion as of June 8, 2012.

As a result of certain of the matters described in Item 4 above, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with the Non-Reporting Persons.  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 895,120,849 which represents approximately 89.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock, Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of June 8, 2012.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of Common Stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 43,905,440 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock  presently held  by Oak Investment Partners XII, 63,442,190 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock presently held  by Oak Investment Partners XII, 21,990,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock presently held  by Oak Investment Partners XII, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants presently held  by Oak Investment Partners XII, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants presently held  by Oak Investment Partners XII, all assuming conversion as of June 8, 2012.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of the Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 24 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 24.

Oak Investment Partners XII and the Issuer are parties to that certain Letter Agreement, dated June 8, 2012 (the “Letter Agreement”), pursuant to which Oak Investment Partners XII and certain other stockholders named therein waived certain closing conditions to the Additional Purchase contemplated by the Series E-2 Purchase Agreement.  The information contained in Items 3 and 4 of this Statement relating to the Letter Agreement is incorporated herein by reference.  The Letter Agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2012 and is hereby deemed attached hereto as Exhibit 99.14 and incorporated herein by reference.

On June 8, 2012, the Issuer issued to Oak Investment Partners XII a Common Stock Warrant (the “June Common Stock Warrant”) in connection with the Additional Purchase.  The information contained in Items 3 and 4 of this Statement relating to the June Common Stock Warrant is incorporated herein by reference.  The form of June Common Stock Warrant was filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.5 and incorporated herein by reference.

Oak Investment Partners XII and the Issuer are parties to that certain Amendment No. 1 to the

Series E Stockholders’ Agreement, dated May 16, 2012 (the “Stockholders’ Agreement Amendment”), pursuant to which amendments were agreed by Oak Investment Partners XII and certain other stockholders of the Issuer regarding rights to nominate members of the Board of Directors of the Issuer.  The information contained in Item 4 of this Statement relating to the Stockholders’ Agreement Amendment is incorporated herein by reference.  The Stockholders’ Agreement Amendment was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 16, 2012 and is hereby deemed attached hereto as Exhibit 99.15 and incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated herein by reference to filings by parties other than Oak Investment Partners XII are identified in the footnotes to this table.

EXHIBITS

Exhibit 24

Power of Attorney, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit No. 24 (SEC File No. 005-8545).

Exhibit 99.1

Agreement of Reporting Persons, dated July 6, 2011, among the Reporting Persons, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit 99.1 (SEC File No. 005-8545).

Exhibit 99.2

Unit Purchase Agreement, dated as of December 5, 2011, by and between Oak Investment Partners XII, GFINet Inc., Daher Bonds Investment Company, Mida Holdings and the Issuer and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Form of Common Stock Warrant, incorporated by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.5

Form of Common Stock Warrant, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-51076)

Exhibit 99.6

Exchange Agreement, dated as of December 5, 2011, by and among the Issuer, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS

Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.8

Series E Stockholders Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.9

Asset Purchase Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.10

Certificate of Designation of Series C Convertible Stock, incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.11

Agreement With Respect to Conversion, dated as of February 2, 2011, by and among the Issuer and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.12

Amendment No. 1 to Agreement With Respect to Conversion, dated as of December 5, 2011, by and among the Issuer. and Oak Investment Partners XII, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-51076)

Exhibit 99.13

FINRA Letter Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.14

Letter Agreement, dated as of June 8, 2012, by and among the Issuer, GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on June 13, 2012 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.15

Amendment No. 1 to Series E Stockholders’ Agreement, dated May 16, 2012, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on May 16, 2012 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2012

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

 /s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals